Exhibit 2.1

AMENDMENT TO PURCHASE AGREEMENT

THIS AMENDMENT TO PURCHASE AGREEMENT (this “Amendment”) dated as of April 10, 2007, by and among VENTAS SSL ONTARIO II, INC. (formerly 2124680 ONTARIO INC.), a corporation existing under the laws of the Province of Ontario (the “Asset Purchaser”), VENTAS SSL ONTARIO I, INC. (formerly 2124678 ONTARIO INC.), a corporation existing under the laws of the Province of Ontario (the “Securities Purchaser”), VENTAS, INC., a Delaware corporation (“Ventas”), SUNRISE SENIOR LIVING REAL ESTATE INVESTMENT TRUST, a trust established under the laws of the Province of Ontario (“Sunrise REIT”), SUNRISE REIT TRUST, a trust established under the laws of the Province of Ontario (the “Sub Trust”) and SUNRISE REIT GP, INC., a corporation existing under the laws of the Province of Ontario, in its capacity as general partner of SUNRISE CANADIAN UPREIT, LP, a limited partnership established under the laws of the Province of Ontario (the “UPREIT”).

WHEREAS, the parties to this Agreement are parties to that certain Purchase Agreement, dated as of January 14, 2007 (the “Purchase Agreement”);

WHEREAS, on March 27, 2007, the parties to this Agreement agreed to certain changes to the dates specified in the Purchase Agreement and agreed that Ventas would permit Sunrise REIT to declare and pay a pro rata amount of Sunrise REIT’s regular monthly distribution of $0.0729 per Unit for the period from April 1, 2007 up to but excluding the Closing Date;

WHEREAS, pursuant to Section 5.1 of the Purchase Agreement, the parties desire to amend the Purchase Agreement as provided in this Amendment; and

WHEREAS, the board of trustees of Sunrise REIT (the “Board”), based on the recommendation of the committee of independent trustees of the Board, has determined, after receiving financial and legal advice, that it would be advisable and in the best interests of Sunrise REIT and the Unitholders for the Board to approve this Amendment and the other transactions contemplated hereby, all on the terms and subject to the conditions contained herein;

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

Section 1. Amendments to the Purchase Agreement.

(a) The second (and final) sentence of Section 2.1(1) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“The aggregate amount payable by the Purchasers for the Purchased REIT Property (the “Purchase Price”) shall be equal to (i) the amount of $1,203,971,817.33, plus (ii) the amount of the Assumed Liabilities.”

(b) The phrase “and (ii) the wire transfer of $1,137,712,410 in immediately available funds” in Section 2.1(3) of the Purchase Agreement shall be replaced with the phrase “and (ii) the wire transfer of $1,203,971,817.33 in immediately available funds”.

(c) The following sentence shall be added at the end of Section 2.1(5) of the Purchase Agreement:

“(6) The cash Purchase Price referred to in Sections 2.1(1)(i) and 2.1(3) shall be adjusted by deducting an amount (the “Excess Defeasance Amount”) equal to the excess, if any, of (i) the product of (A) $16.50, (B) the principal amount of any Convertible Debentures that are not converted into underlying Units at Closing (the “Unconverted Convertible Debentures”), divided by $1,000, and (C) the applicable conversion price (expressed as a ratio of Units per $1,000 principal amount) as set out in the Trust Indenture over (ii) the amount paid to defease Sunrise REIT’s obligations under the Trust Indenture in accordance with Section 4.13 of this Agreement. For greater certainty, at Closing the Asset Purchaser shall provide a letter of credit in the amount of the Excess Defeasance Amount in favour of the Sunrise REIT as security for the payment of the Excess Defeasance Amount to the holders of the Unconverted Convertible Debentures upon conversion from time to time, as applicable.”

(d) The first sentence of Section 2.2 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“The Closing (the “Closing”) will be held as soon as practicable and in any event no later than the fifth Business Day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or, where permitted the waiver, of those conditions as of the Closing Date) set forth in Section 2.3, and is expected to be held on or before 10:00 a.m. (Toronto Time) on April 26, 2007 or such other time or date as is agreed to in writing by the parties (the “Closing Date”).”

(e) Section 2.4 of the Purchase Agreement is hereby amended to add a new Section 2.4(9) which shall read in its entirety as follows:

“Notwithstanding Section 2.4(2), the Unitholder Meeting shall be held on April 19, 2007, subject to postponement or adjournment pursuant to Section 4.1(2)(b). As soon as practicable following the execution and delivery of this Agreement, Sunrise REIT will mail or cause to be mailed (i) a new form of proxy or voting instruction form, as applicable, (ii) the joint press release announcing the transactions contemplated hereunder, and (iii) such other documentation which is required to be mailed under the Declaration of Trust or applicable Laws, in each case to those Unitholders, Optionholders, Debentureholders and each other Person to whom the Circular was originally mailed. The Purchasers will provide such assistance as Sunrise REIT may reasonably request in such regard. All documents delivered pursuant to this Section shall be in form and substance satisfactory to the Purchasers and their advisors acting reasonably.”

(f) Section 4.1(1)(b) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“(b) not split, consolidate, classify or reclassify any of the outstanding Units or other equity interests of Sunrise REIT or any of its Subsidiaries that is not directly or indirectly wholly owned by Sunrise REIT, nor declare, set aside or pay any distributions whether in cash, securities or other property (other than (x) normal distributions of up to $0.0729 per Unit at the normal time for such distributions and in any event no more frequently than once per month for all whole calendar months prior to Closing; and (y) a pro rata amount of Sunrise REIT’s regular monthly distribution of $0.0729 per Unit for the period from the first day of the calendar month in which the Closing occurs up to but excluding the Closing Date), in each case on or in respect of the outstanding Units or other equity interests of Sunrise REIT or any of its Subsidiaries that is not directly or indirectly wholly owned by Sunrise REIT;”

(g) Section 4.1(2)(b) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“(b) use its reasonable best efforts to obtain Unitholder Approval, except to the extent that the Board has effected a change in its recommendation in accordance with Section 4.4 hereof (for the avoidance of doubt and without limitation, it is agreed and understood that such reasonable best efforts shall include adjourning or postponing the Unitholder Meeting from time to time at Ventas’ request if reasonably necessary to obtain Unitholder Approval (including all steps necessary to reconvene any such meeting), using reasonable best efforts to procure the reasonable participation of Trustees and officers of Sunrise REIT at Ventas’ reasonable request in meetings and discussions with Unitholders and publicly supporting the transactions contemplated by this Agreement).”

(h) The following sentence shall be added to the end of Section 6.6 of the Purchase Agreement:

“Notwithstanding anything contained in this Agreement to the contrary, including, without limitation, Section 5.4, and in addition to any amounts that may be payable pursuant to Section 5.3, in the event the Closing does not occur other than as a result of a breach by the Purchasers of this Agreement, Sunrise REIT agrees to reimburse the Purchasers promptly upon demand for all costs, fees and expenses incurred by the Purchasers in connection with this Agreement up to an aggregate amount of $10,000,000. In the event that any reimbursement amounts that would otherwise be paid pursuant to this Section 6.6 would exceed the amount permitted to be paid pursuant to clause (ii) of the definition of “Termination Payment,” then the provisions contained in the definition of “Termination Payment” shall apply mutatis mutandis to such reimbursement amounts, provided that in no circumstance would Sunrise REIT be required to pay a reimbursement amount pursuant to this sentence and the immediately preceding sentence in excess of $10,000,000.”

(i) The sentence “ “Outside Date” means May 31, 2007.” “ in Schedule A of the Purchase Agreement shall be replaced with the sentence “ “Outside Date” means June 30, 2007.” “

(j) In Section 6.9 of the Purchase Agreement: (i) the phrase “between the parties hereto” shall be added immediately after the word “proceedings” and immediately before the word “arising” in the first sentence of said Section 6.9 and (ii) the following sentence shall be added to the end of said Section 6.9:

“For the avoidance of doubt, nothing contained in this Agreement shall or shall be deemed to prohibit the Purchasers from commencing and pursuing, and the Purchasers shall be expressly permitted to commence and pursue, any action, suit or proceeding against any third party in any jurisdiction.”

(k) The following sentence shall be added at the end of the definition of “Excluded Assets” in Schedule A of the Purchase Agreement:

“(c) the receivable owing at Closing by Optionholders to Sunrise REIT in the aggregate amount of up to $47,516,316 representing the aggregate outstanding amount of the loan made by Sunrise REIT on behalf of Optionholders in connection with the payment of the aggregate exercise price upon the exercise immediately prior to Closing of Options held by such Optionholders.”

Section 2. General Provisions.

(a) Modification; Full Force and Effect. Except as expressly modified and superseded by this Amendment, the terms, representations, warranties, covenants and other provisions of the Purchase Agreement and the Disclosure Letter are and shall continue to be in full force and effect in accordance with their respective terms.

(b) No Breach by Ventas. Sunrise REIT acknowledges that as of the date of this Agreement, no action by Ventas of which it is aware constitutes (or would constitute with notice or the passage of time or both) a violation of any term of the Purchase Agreement by Ventas.

(c) Settlement of Claims. At the Closing, in consideration for the mutual agreements herein made, Ventas and Sunrise REIT and their respective affiliates will settle claims in respect of alleged violations of the Purchase Agreement by executing and delivering a Settlement Agreement in the form set forth as Schedule A attached hereto.

(d) Disclosure Letter. The Disclosure Letter is hereby amended to reflect the revised Transaction Costs set forth on Schedule B hereto.

(e) References to the Purchase Agreement and the Disclosure Letter. After the date hereof, all references to the Purchase Agreement or the Disclosure Letter shall refer to the Purchase Agreement or the Disclosure Letter as amended, respectively, by this Amendment.

(f) Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

(g) Other Miscellaneous Terms. The provisions of Article 6 (General) of the Purchase Agreement shall apply mutatis mutandis to this Amendment, and to the Purchase Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

(h) No Personal Liability. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto acknowledges that the obligations of Sunrise REIT under this Agreement shall not be personally binding upon any of its trustees or on its registered or beneficial holders of Units as such, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the parties arising hereunder, and recourse for such indebtedness, obligations or liabilities shall be limited to, and satisfied only out of, the respective assets of Sunrise REIT. Any obligation of Sunrise REIT set out in this Agreement shall, to the extent necessary to give effect to such obligation, be deemed to constitute, subject to the provisions of the previous sentence, an obligation of its trustees in their capacity as Trustees and to the extent of the assets of Sunrise REIT only.

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IN WITNESS WHEREOF the parties hereto have executed this Amendment as of the date first written above by its duly authorized signatories.

VENTAS SSL ONTARIO II, INC. (FORMERLY 2124680 ONTARIO INC.)

By:	/s/ Richard A. Schweinhart
Name:	Richard A. Schweinhart
Title:	President and Chief Financial Officer

VENTAS SSL ONTARIO I, INC. (FORMERLY 2124678 ONTARIO INC.)

By:	/s/ Richard A. Schweinhart
Name:	Richard A. Schweinhart
Title:	President and Chief Financial Officer

VENTAS, INC.

By:	/s/ Richard A. Schweinhart
Name:	Richard A. Schweinhart
Title:	Executive Vice President and Chief Financial Officer

SUNRISE SENIOR LIVING REAL ESTATE INVESTMENT TRUST

By:	/s/ Douglas MacLatchy
Douglas MacLatchy
Chief Executive Officer

SUNRISE REIT TRUST

By:	/s/ Douglas MacLatchy
Name:	Douglas MacLatchy
Title:	Chief Executive Officer

SUNRISE REIT GP INC. in its capacity as general partner of SUNRISE CANADIAN UPREIT, LP

By:	/s/ Douglas MacLatchy
Name:	Douglas MacLatchy
Title:	Chief Executive Officer